UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2022

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Deputy President & Senior Executive Officer / Group CFO

UNAUDITED INTERIM CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022

On November 29, 2022, we published our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2022 prepared in accordance with Japanese GAAP as part of our interim securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited interim consolidated financial statements and the notes thereto included in such interim securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.

Mizuho Financial Group, Inc. (“MHFG”) is a specified business company under Article 17-15, Paragraph 2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc. and prepares the interim consolidated financial statements in the second quarter.

2.

The interim consolidated financial statements of MHFG are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Interim Consolidated Financial Statements” (Ordinance of the Ministry of Finance No. 24 of 1999). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

3.

Ernst & Young ShinNihon LLC conducted a semiannual audit on the interim consolidated financial statements of MHFG for the six months ended September 30, 2022, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I. Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2022		As of September 30, 2022
Assets
Cash and Due from Banks	*5	51,359,301	*5	54,458,168
Call Loans and Bills Purchased		940,008		1,231,117
Receivables under Resale Agreements		12,750,363		14,870,926
Guarantee Deposits Paid under Securities Borrowing Transactions		2,340,089		2,357,494
Other Debt Purchased		3,476,021		3,856,777
Trading Assets	*5	13,221,415	*5	19,649,112
Money Held in Trust		591,183		560,762
Securities	*1, *2, *3, *5, *12	44,641,060	*1, *2, *3, *5, *12	38,412,009
Loans and Bills Discounted	*3, *4, *5, *6	84,736,280	*3, *4, *5, *6	92,119,481
Foreign Exchange Assets	*3, *4	2,627,492	*3, *4	3,251,206
Derivatives other than for Trading Assets		2,277,160		4,192,965
Other Assets	*3, *5	7,797,796	*3, *5	9,147,569
Tangible Fixed Assets	*7, *8	1,095,977	*7, *8	1,115,671
Intangible Fixed Assets		601,292		610,368
Net Defined Benefit Asset		863,217		847,771
Deferred Tax Assets		184,594		413,040
Customers’ Liabilities for Acceptances and Guarantees	*3	8,346,878	*3	9,733,515
Reserves for Possible Losses on Loans		(783,886)		(700,532)
Reserve for Possible Losses on Investments		(107)		(1)

Total Assets		237,066,142		256,127,425

	(Millions of yen)
	As of March 31, 2022		As of September 30, 2022
Liabilities
Deposits	*5	138,830,872	*5	142,447,797
Negotiable Certificates of Deposit		16,868,931		21,823,004
Call Money and Bills Sold		1,278,050		1,572,353
Payables under Repurchase Agreements	*5	20,068,779	*5	23,766,031
Guarantee Deposits Received under Securities Lending Transactions	*5	1,172,248	*5	1,228,757
Commercial Paper		1,775,859		1,574,288
Trading Liabilities		9,608,976		14,822,746
Borrowed Money	*5, *9	6,590,527	*5, *9	2,990,638
Foreign Exchange Liabilities		1,508,453		675,373
Short-term Bonds		537,167		498,772
Bonds and Notes	*10	10,714,004	*10	11,628,828
Due to Trust Accounts		1,167,284		1,138,586
Derivatives other than for Trading Liabilities		2,770,852		4,995,676
Other Liabilities		6,301,484		7,965,234
Reserve for Bonus Payments		120,052		69,600
Reserve for Variable Compensation		2,278		1,186
Net Defined Benefit Liability		71,774		71,418
Reserve for Director and Corporate Auditor Retirement Benefits		557		472
Reserve for Possible Losses on Sales of Loans		1,309		8,068
Reserve for Contingencies		6,622		10,369
Reserve for Reimbursement of Deposits		17,620		15,650
Reserve for Reimbursement of Debentures		10,504		8,965
Reserves under Special Laws		3,132		3,131
Deferred Tax Liabilities		30,923		21,198
Deferred Tax Liabilities for Revaluation Reserve for Land	*7	59,962	*7	59,704
Acceptances and Guarantees		8,346,878		9,733,515

Total Liabilities		227,865,110		247,131,369

Net Assets
Common Stock		2,256,767		2,256,767
Capital Surplus		1,125,324		1,129,388
Retained Earnings		4,756,435		4,989,307
Treasury Stock		(8,342)		(8,552)

Total Shareholders’ Equity		8,130,185		8,366,911

Net Unrealized Gains (Losses) on Other Securities		719,822		118,757
Deferred Gains or Losses on Hedges		(76,757)		(96,220)
Revaluation Reserve for Land	*7	132,156	*7	131,572
Foreign Currency Translation Adjustments		2,346		256,338
Remeasurements of Defined Benefit Plans		169,652		145,929
Own Credit Risk Adjustments, Net of Tax		(23)		(13)

Total Accumulated Other Comprehensive Income		947,197		556,363

Stock Acquisition Rights		94		5
Non-controlling Interests		123,555		72,774

Total Net Assets		9,201,031		8,996,055

Total Liabilities and Net Assets		237,066,142		256,127,425

(2) Interim Consolidated Statement of Income and Interim Consolidated Statement of Comprehensive Income

      Interim Consolidated Statement of Income

	(Millions of yen)
	For the six months ended September 30, 2021		For the six months ended September 30, 2022
Ordinary Income		1,579,249		2,944,948
Interest Income		615,622		1,169,193
Interest on Loans and Bills Discounted		422,172		686,794
Interest and Dividends on Securities		119,583		178,938
Fiduciary Income		29,728		29,313
Fee and Commission Income		416,769		418,579
Trading Income		226,614		919,840
Other Operating Income		142,799		323,050
Other Ordinary Income	*1	147,714	*1	84,971
Ordinary Expenses		1,179,909		2,505,666
Interest Expenses		141,461		657,161
Interest on Deposits		28,002		226,344
Fee and Commission Expenses		86,326		85,407
Trading Expenses		35,301		864,053
Other Operating Expenses		59,622		99,571
General and Administrative Expenses		667,594		706,446
Other Ordinary Expenses	*2	189,602	*2	93,026

Ordinary Profits		399,340		439,282

Extraordinary Gains	*3	51,553	*3	12,703
Extraordinary Losses	*4	4,271	*4	6,929

Income before Income Taxes		446,622		445,057

Income Taxes:
Current		65,604		61,866
Deferred		(10,941)		45,446

Total Income Taxes		54,663		107,313

Profit		391,958		337,743

Profit Attributable to Non-controlling Interests		6,301		3,779

Profit Attributable to Owners of Parent		385,657		333,964

      Interim Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the six months ended September 30, 2021	For the six months ended September 30, 2022
Profit	391,958	337,743
Other Comprehensive Income	(9,048)	(389,182)
Net Unrealized Gains (Losses) on Other Securities	23,805	(603,190)
Deferred Gains or Losses on Hedges	(32,261)	(19,095)
Foreign Currency Translation Adjustments	50,061	232,335
Remeasurements of Defined Benefit Plans	(58,390)	(23,596)
Own Credit Risk Adjustments, Net of Tax	—	9
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	7,736	24,355

Comprehensive Income	382,910	(51,438)

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	375,995	(56,285)
Comprehensive Income Attributable to Non-controlling Interests	6,914	4,846

(3) Interim Consolidated Statement of Changes in Net Assets

      For the six months ended September 30, 2021

	(Millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,135,940	4,421,655	(7,124)	7,807,239
Cumulative Effects of Changes in Accounting Policies			(724)		(724)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,256,767	1,135,940	4,420,931	(7,124)	7,806,515
Changes during the period
Cash Dividends			(95,201)		(95,201)
Profit Attributable to Owners of Parent			385,657		385,657
Repurchase of Treasury Stock				(2,646)	(2,646)
Disposition of Treasury Stock		(51)		1,606	1,554
Transfer from Revaluation Reserve for Land			1,086		1,086
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(10,616)			(10,616)
Transfer from Retained Earnings to Capital Surplus		51	(51)		—
Net Changes in Items other than Shareholders’ equity

Total Changes during the period	—	(10,616)	291,490	(1,040)	279,833

Balance as of the end of the period	2,256,767	1,125,324	4,712,422	(8,164)	8,086,349

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non- controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,132,460	31,618	136,384	(139,514)	288,088	—	1,449,035	134	105,797	9,362,207
Cumulative Effects of Changes in Accounting Policies							—			(724)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	1,132,460	31,618	136,384	(139,514)	288,088	—	1,449,035	134	105,797	9,361,483
Changes during the period
Cash Dividends										(95,201)
Profit Attributable to Owners of Parent										385,657
Repurchase of Treasury Stock										(2,646)
Disposition of Treasury Stock										1,554
Transfer from Revaluation Reserve for Land										1,086
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders										(10,616)
Transfer from Retained Earnings to Capital Surplus										—
Net Changes in Items other than Shareholders’ equity	22,295	(32,361)	(1,086)	58,546	(58,950)	—	(11,555)	(39)	11,161	(433)

Total Changes during the period	22,295	(32,361)	(1,086)	58,546	(58,950)	—	(11,555)	(39)	11,161	279,400

Balance as of the end of the period	1,154,756	(743)	135,297	(80,968)	229,137	—	1,437,480	95	116,959	9,640,884

      For the six months ended September 30, 2022

	(Millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,125,324	4,756,435	(8,342)	8,130,185
Changes during the period
Cash Dividends			(101,542)		(101,542)
Profit Attributable to Owners of Parent			333,964		333,964
Repurchase of Treasury Stock				(1,940)	(1,940)
Disposition of Treasury Stock		(133)		1,730	1,597
Transfer from Revaluation Reserve for Land			584		584
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		4,064			4,064
Transfer from Retained Earnings to Capital Surplus		133	(133)		—
Net Changes in Items other than Shareholders’ equity

Total Changes during the period	—	4,064	232,872	(209)	236,726

Balance as of the end of the period	2,256,767	1,129,388	4,989,307	(8,552)	8,366,911

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non- controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	719,822	(76,757)	132,156	2,346	169,652	(23)	947,197	94	123,555	9,201,031
Changes during the period
Cash Dividends										(101,542)
Profit Attributable to Owners of Parent										333,964
Repurchase of Treasury Stock										(1,940)
Disposition of Treasury Stock										1,597
Transfer from Revaluation Reserve for Land										584
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders										4,064
Transfer from Retained Earnings to Capital Surplus										—
Net Changes in Items other than Shareholders’ equity	(601,064)	(19,462)	(584)	253,991	(23,722)	9	(390,833)	(88)	(50,781)	(441,703)

Total Changes during the period	(601,064)	(19,462)	(584)	253,991	(23,722)	9	(390,833)	(88)	(50,781)	(204,976)

Balance as of the end of the period	118,757	(96,220)	131,572	256,338	145,929	(13)	556,363	5	72,774	8,996,055

(4) Interim Consolidated Statement of Cash Flows

	(Millions of yen)
	For the six months ended September 30, 2021	For the six months ended September 30, 2022
Cash Flow from Operating Activities
Income before Income Taxes	446,622	445,057
Depreciation	82,327	79,776
Losses on Impairment of Fixed Assets	2,577	2,881
Amortization of Goodwill	1,882	1,889
Equity in Loss (Gain) from Investments in Affiliates	(16,519)	(14,491)
Increase (Decrease) in Reserves for Possible Losses on Loans	17,235	(97,338)
Increase (Decrease) in Reserve for Possible Losses on Investments	0	(106)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	(893)	6,759
Increase (Decrease) in Reserve for Contingencies	1,362	2,419
Increase (Decrease) in Reserve for Bonus Payments	(45,632)	(59,864)
Increase (Decrease) in Reserve for Variable Compensation	(1,920)	(1,092)
Decrease (Increase) in Net Defined Benefit Asset	37,380	(5,329)
Increase (Decrease) in Net Defined Benefit Liability	7,462	(2,108)
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(194)	(85)
Increase (Decrease) in Reserve for Reimbursement of Deposits	(2,198)	(1,969)
Increase (Decrease) in Reserve for Reimbursement of Debentures	(2,261)	(1,538)
Interest Income - accrual basis	(615,622)	(1,169,193)
Interest Expenses - accrual basis	141,461	657,161
Losses (Gains) on Securities	(55,028)	(15,610)
Losses (Gains) on Money Held in Trust	(576)	71
Foreign Exchange Losses (Gains) - net	(94,978)	(1,276,179)
Losses (Gains) on Disposition of Fixed Assets	1,242	3,402
Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	(51,093)	(12,057)
Decrease (Increase) in Trading Assets	(18,340)	(5,951,913)
Increase (Decrease) in Trading Liabilities	(1,635,601)	4,885,023
Decrease (Increase) in Derivatives other than for Trading Assets	307,018	(1,875,956)
Increase (Decrease) in Derivatives other than for Trading Liabilities	(255,687)	2,187,346
Decrease (Increase) in Loans and Bills Discounted	1,665,708	(3,952,700)
Increase (Decrease) in Deposits	(4,210,533)	691,044
Increase (Decrease) in Negotiable Certificates of Deposit	2,046,043	4,317,395
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	51,827	(3,604,330)
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(261,460)	(91)
Decrease (Increase) in Call Loans, etc.	(4,925,790)	(1,396,877)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	295,085	(17,404)
Increase (Decrease) in Call Money, etc.	3,660,343	1,301,027
Increase (Decrease) in Commercial Paper	(159,028)	(526,538)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	271,038	56,509
Decrease (Increase) in Foreign Exchange Assets	(139,049)	(337,827)
Increase (Decrease) in Foreign Exchange Liabilities	(31,586)	(834,007)
Increase (Decrease) in Short-term Bonds (Liabilities)	87,515	(38,395)
Increase (Decrease) in Bonds and Notes	73,621	1,020,232
Increase (Decrease) in Due to Trust Accounts	21,655	(28,698)
Interest and Dividend Income - cash basis	697,501	1,109,761
Interest Expenses - cash basis	(178,443)	(617,596)
Other - net	875,912	1,217,049

Subtotal	(1,909,617)	(3,854,495)

Cash Refunded (Paid) in Income Taxes	(92,701)	(32,406)

Net Cash Provided by (Used in) Operating Activities	(2,002,318)	(3,886,901)

	(Millions of yen)
	For the six months ended September 30, 2021		For the six months ended September 30, 2022
Cash Flow from Investing Activities
Payments for Purchase of Securities		(58,427,590)		(45,927,277)
Proceeds from Sale of Securities		30,635,786		27,908,568
Proceeds from Redemption of Securities		28,645,491		23,785,601
Payments for Increase in Money Held in Trust		(61,361)		(2,638)
Proceeds from Decrease in Money Held in Trust		6,119		32,479
Payments for Purchase of Tangible Fixed Assets		(11,779)		(29,059)
Payments for Purchase of Intangible Fixed Assets		(43,042)		(50,273)
Proceeds from Sale of Tangible Fixed Assets		2,326		2,361
Proceeds from Sale of Intangible Fixed Assets		480		—
Payment from purchase of Stocks of Subsidiaries (affecting the scope of consolidation)		—		(3,832)

Net Cash Provided by (Used in) Investing Activities		746,430		5,715,930

Cash Flow from Financing Activities
Repayments of Subordinated Borrowings		(4,000)		(15,000)
Proceeds from Issuance of Subordinated Bonds		140,950		—
Payments for Redemption of Subordinated Bonds		(35,000)		(309,615)
Proceeds from Investments by Non-controlling Shareholders		34		200
Repayments to Non-controlling Shareholders		(96)		(334)
Cash Dividends Paid		(95,198)		(101,546)
Cash Dividends Paid to Non-controlling Shareholders		(7,014)		(10,408)
Payments from purchase of shares of subsidiaries not resulting in change in scope of consolidation		—		(41,307)
Payments for Repurchase of Treasury Stock		(1,825)		(1,269)
Proceeds from Sale of Treasury Stock		869		1,008
Payments for Repurchase of Treasury Stock of Subsidiaries		(0)		—

Net Cash Provided by (Used in) Financing Activities		(1,281)		(478,273)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents		71,025		1,602,656

Net Increase (Decrease) in Cash and Cash Equivalents		(1,186,144)		2,953,411

Cash and Cash Equivalents at the beginning of the period		46,981,399		50,136,300

Cash and Cash Equivalents at the end of the period	*1	45,795,255	*1	53,089,712

Notes to Interim Consolidated Financial Statements

Fundamental and Important Matters for the Preparation of Interim Consolidated Financial Statements

1.	Scope of Consolidation

(1)	Number of consolidated subsidiaries: 174

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

Change in scope of consolidation

During the six months ended September 30, 2022, Capstone Partners GP, LLC and nineteen other companies were newly included in the scope of consolidation as a result of acquisition of the stocks and other factors.

During the six months ended September 30, 2022, Mizuho Trust Guaranty Company Limited and eight other companies were excluded from the scope of consolidation as a result of merger and other factors.

(2)	Number of non-consolidated subsidiaries: 0

2.	Application of the Equity Method

(1)	Number of non-consolidated subsidiaries under the equity method: 0

(2)	Number of affiliates under the equity method: 25

Names of principal companies:

Custody Bank of Japan, Ltd.

Orient Corporation

Mizuho Leasing Company, Limited

Change in scope of equity method

During the six months ended September 30, 2022, PayPay Asset Management Corporation was newly included in the scope of equity method as a result of acquisition of the stocks.

(3)	Number of non-consolidated subsidiaries not under the equity method: 0

(4)	Affiliates not under the equity method:

Pec International Leasing Co., Ltd.

Affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s interim consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Accumulated Other Comprehensive Income (amount corresponding to MHFG’s equity position) and others.

3.	Interim Balance Sheet Dates of Consolidated Subsidiaries

(1)	Interim balance sheet dates of consolidated subsidiaries are as follows:

June 30	45 companies
September 30	129 companies

(2)	Consolidated Subsidiaries were consolidated based on their interim financial statements as of and for the period ended their respective interim balance sheet dates.

The necessary adjustments have been made to the interim financial statements for any significant transactions that took place between their respective interim balance sheet dates and the date of the interim consolidated financial statements.

4.	Standards of Accounting Method

(1)	Credited Loans pursuant to Trading Securities and Trading Income & Expenses

Credited loans held for the purpose of trading are, in line with trading securities, recognized on a trade date basis and recorded in Other Debt Purchased on the interim consolidated balance sheet. Other Debt Purchased related to the relevant credited loans is stated at fair value at the interim consolidated balance sheet date. Interest received and the gains or losses on the sale of the relevant credited loans during the six months ended September 30, 2022, including the gains or losses resulting from any change in the value between the beginning and the end of the six months ended September 30, 2022, are recognized in Other Operating Income and Other Operating Expenses on the interim consolidated statement of income.

(2)	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the interim consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the interim consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the interim consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the interim consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the six months ended September 30, 2022, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the six months ended September 30, 2022, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the six months ended September 30, 2022, assuming they were settled at the end of the six months ended September 30, 2022.

For financial derivatives, fair value is calculated on the basis of net assets or liabilities after offsetting financial assets and liabilities with respect to specific market risks and specific credit risk.

(3)	Securities

(a)

Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in affiliates not under the equity method are stated at acquisition cost and determined by the moving average method. Other Securities are stated at market price (cost of securities sold is calculated primarily by the moving average method). Stocks and others without a quoted market price are stated at acquisition cost and determined by the moving average method.

The net unrealized gains (losses) on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(b)	Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as described in (a) above.

(4)	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

Fair value is calculated on the basis of net assets or liabilities after offsetting financial assets and liabilities with respect to specific market risks and specific credit risk.

(5)	Depreciation of Fixed Assets

1)	Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The amount based on estimated annual depreciation expenses is allocated to each period.

The range of useful lives is as follows:

Buildings	3 years to 50 years
Others	2 years to 20 years

2)	Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly from five to ten years as determined by MHFG and consolidated subsidiaries.

3)	Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

(6)	Deferred Assets

Bond issuance costs are expensed as incurred.

(7)	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and the expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves for the next one year or three years are maintained at rates derived from historical credit loss experience or historical bankruptcy experience for one or three years and making necessary adjustments such as future prospects and others. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥96,004 million (¥109,122 million at the end of the fiscal year ended March 31, 2022).

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

(Additional Information)

In light of the principles set forth in the report entitled “Japanese Financial Services Agency (“JFSA”)’s supervisory approaches to lending business and loan loss provisioning” published by JFSA on December 18, 2019, we have reflected the potential impact of COVID-19, the Russia-Ukraine situation, inflation and others on Reserves for Possible Losses on Loans for some credit. More specifically, expected losses are estimated using the assumptions based on the Russia-Ukraine situation, inflation and others in addition to the potential impact of COVID-19. The bases of the assumptions include the forecasted GDP growth rate, financial variables including resource prices, exchange rates, and others, the future prospect of the business environment of each industry, the impact of economic sanctions inside and outside of Russia, and the Russia-Ukraine situation. There are no material changes in the methods of the above accounting estimates and the major assumptions used in the consolidated financial statements from those of the previous fiscal year.

In addition, expected losses which are assumed may occur in the future due to difficulties in foreign currency cash management influenced by economic sanctions against Russia, in claims for which transfer risk has not been avoided, are recognized as Reserve for Possible Losses on Loans to Restructuring Countries.

The expected losses are calculated based on evaluation of Russian country risk and past defaults which are announced by external rating firms and others. The amount of Reserve for Possible Losses on Loans to Restructuring Countries for the six months ended September 30, 2022, is ¥54,245 million, which includes ¥52,519 million against the claims related to Russia.

(8)	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

(9)	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the six months ended September 30, 2022, based on the estimated future payments.

(10)	Reserve for Variable Compensation

To prepare for the payments of performance payments and stock compensation to be paid as variable compensation within compensation for directors, group executive officers and operating officers of Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., Mizuho Securities Co., Ltd., and certain consolidated subsidiaries, the amount accrued at the end of the six months ended September 30, 2022 among the estimated payments based on the standard amount regarding variable compensation of the fiscal year ending March 31, 2022 is provided.

(11)	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued by the end of the six months ended September 30, 2022, based on the internally established standards.

(12)	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

(13)	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies which are not covered by other specific reserves. The balance is an estimate of possible future losses considered to require a reserve.

(14)	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from liabilities at the estimated amount of future claims for withdrawal by depositors.

(15)	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from liabilities at the estimated amount for future claims.

(16)	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange. This is the reserve pursuant to Article 46-5 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance regarding Financial Instruments Business, etc. to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

(17)	Accounting Method for Retirement Benefits

In calculating retirement benefit obligations, a benefit formula basis is used as a method of attributing expected retirement benefits to the period up to the end of the six months ended September 30, 2022. Unrecognized prior service cost and unrecognized actuarial differences are recognized as follows:

Unrecognized prior service cost: Recognized mainly as income or expenses in the period of occurrence.

Unrecognized actuarial difference: Recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees (mainly 10 years) of the respective fiscal years.

Certain consolidated subsidiaries apply the simplified method that assumes the amount required for voluntary resignation at the end of the six months ended September 30, 2022 to be retirement benefit obligations in computing net defined benefit liability and retirement benefit expenses.

(18)	Revenues

Securities-related business fees mainly consist of brokerage fees and commissions, and asset-based revenues. Brokerage fees and commissions include fees earned from the execution of customer transactions and sales commissions of stocks, bonds and investment trusts, which are recognized at the point in time on transaction date with the customer. Asset-based revenues include fees received from investment trust management companies in return for administration services, such as record keeping services, of investment trusts, which are recognized over time in the period when the related service is provided.

Deposits and Lending business fees consist of Deposit-related fees and Lending-related fees. Deposit related fees are within the scope of “Accounting Standard for Revenue Recognition”, while most of Lending-related fees such as commitment fees and arrangement fees are not. Deposit-related fees include account transfer fees, which are recognized at the point in time on transaction date with the customer or at the point in time when the related service is provided.

Remittance business fees include service charges for domestic and international funds transfers and collections, which are recognized at the point in time when the related service is provided.

Trust-related business fees mainly consist of brokerage commissions of real estate property, consulting fees of real estate property and charged of stock transfer agent services. Brokerage commissions of real estate property are commissions that are received as consideration for services related to real estate brokerage, and are recognized in principle at the time of the conclusion of a sales contract for the subject real estate or trust beneficiary rights. Consulting fees of real estate property are commissions that are received as consideration for services related to real estate consulting, which are recognized at the point in time when the related service is provided or over time in the period when the related service is provided. Stock transfer agent service fees are commissions that are received as consideration for services related to transfer agent business and associated services, which are recognized at the point in time when the related service is provided or over time in the period when the related service is provided.

Agency business fees mainly consist of administration service fees related to MHFG Group’s agency business such as Japan’s principal public lottery program and revenues from standing proxy services related to stocks and others, which are recognized at the point in time when the related service is provided or over time in the period when the related service is provided.

Fees for other customer services include various revenues such as sales commissions of life insurance, service charges for electronic banking, financial advisory fees, and service charges for software development. Sales commissions of life insurance are received in return for selling insurance products and recognized mainly at the point in time on transaction date with the customer. Service charges for electronic banking are mainly monthly basic usage fees and recognized over time in the period when the related service is provided. Financial advisory fees are received as consideration for services supporting market research and business strategy planning, which are recognized over time in the period when the related service is provided. Service charges for software development are recognized mainly over time in the period when the related service is provided.

Fiduciary income mainly consists of trust fees earned through fiduciary asset management and administrative service, which are recognized at the point on creation of the trust or completion date specified in the contract, or over time in the period when the related service is provided.

Part of other ordinary income include underwriting fees from trading securities, credit card interchange fees and asset management business fees which are within the scope of “Accounting Standard for Revenue Recognition”. Underwriting fees are recognized at the point on the date which all the consideration of the transaction are fixed. Credit card interchange fees are recognized at the point on the settlement of the credit card payment transactions. Asset management business fees consist of investment trust management fees and investment advisory fees for investment trusts, which are recognized over time in the period when the related service is provided.

(19)	Assets and Liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the interim consolidated balance sheet date, with the exception of the investments in affiliates not under the equity method, which are translated at historical exchange rates.

Assets and liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective interim balance sheet dates.

(20)	Hedge Accounting

(a)	Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Committee Practical Guideline No.24, March 17, 2022).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

i)

as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

(b)	Foreign Exchange Risk

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Committee Practical Guideline No.25, October 8, 2020). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(c)	Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated, and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Committee Practical Guideline No. 24 and 25.

As for certain assets and liabilities of MHFG and its consolidated subsidiaries, the deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied.

(d)	Hedging relationships which apply “Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR”

Among above (a) to (c), all hedging relationships included in the scope of applying the “Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ Practical Solutions No.40, March 17, 2022) are subject to this exceptional treatment. The detail of the hedging relationships which apply the treatment are as follows.

Hedging method: the deferred method, the fair-value hedge method or the exceptional accrual method

Hedging instruments: interest-rate swaps, currency-swap transactions or exchange swap transactions, etc.

Hedged instruments: financial assets and liabilities, financial assets and liabilities denominated in foreign currencies, etc.

The variety of Hedge transactions: to offset market fluctuation risks, to fix the cash flows

(21)	Scope of Cash and Cash Equivalents on Interim Consolidated Statements of Cash Flows

In the interim consolidated statements of cash flows, Cash and Cash Equivalents consist of cash and due from central banks included in “Cash and Due from Banks” on the interim consolidated balance sheet.

Changes in Accounting Policies

(Implementation Guidance on Accounting Standard for Fair Value Measurement)

MHFG has applied “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021 (referred to as “Fair Value Accounting Standard Implementation Guidance”)) from the beginning of the interim ended September 30, 2022. In accordance with the transitional treatment set out in Article 27-2 of “Fair Value Accounting Standard Implementation Guidance”, MHFG applies the new accounting policy set forth in “Fair Value Accounting Standard Implementation Guidance” prospectively. As a result, some Investment trusts and others are calculated using net asset value, etc., as of the calculation date of the fair value.

In the notes on investment trusts in matters relating to the breakdown of fair value of financial instruments by level in the notes on “Financial Instruments”, in accordance with Article 27-3 of “Fair Value Accounting Standard Implementation Guidance”, the information pertaining to the previous fiscal year is not stated.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business to contribute to the creation of value for diverse stakeholders and realize improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Group Executive Officer, and Operating officers to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Operating officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) and other entities in accordance with the Rules on Distribution of Shares to be prescribed in advance. The framework consists of the stock compensation program based on the Company Group Officer’s responsibilities and others in their respective company (“Stock Compensation I”), the stock compensation program based on the performance evaluation of the Company Group (“Stock Compensation II”) and the stock compensation program based on Company Group Officer’s responsibilities in their respective company and the performance evaluation of the Company Group, which distributes MHFG’s shares to Operating officers of MHFG and certain consolidated subsidiaries (“Stock Benefit”).

Stock Compensation I will be paid at the time of retirement in the form of shares of MHFG calculated based on their responsibilities and others. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Compensation II will be paid in the form of shares of MHFG and will be deferred over three years, which is calculated based on the status of achieving our Five-Year Business Plan. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Benefit will be paid in the collective form of MHFG’s share, which is based on responsibilities in their respective company and the performance evaluation of the Company Group. Reduction and forfeit of the benefit can occur in the program.

Upon the payment of stock compensation under the Program, MHFG may, for a certain portion, pay a monetary amount equivalent to the market value of its stock in lieu of stock compensation in accordance with the Rules on Distribution of Shares.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of September 30, 2022 was ¥5,142 million for 3,241 thousand shares (the carrying amount as of March 31, 2022 was ¥4,949 million for 3,079 thousand shares).

Application of Treatment of Accounting and Disclosure for Applying the Japanese Group Relief System

MHFG and some domestic consolidated subsidiaries of the Group have transitioned from the Consolidated Tax System to the Japanese Group Relief System from the beginning of the interim period ended September 30, 2022. In accordance with this, accounting and disclosure of corporate tax, local corporate tax and tax-effect accounting are in accordance with “Treatment of accounting and disclosure for applying the Japanese Group Relief System” (Practical Solutions No. 42, August 12, 2021 (“Practical Solutions No.42”)). In addition, based on Practical Solutions No. 42, Paragraph 32 (1), MHFG regards that there is no impact from the changes in accounting policies associated with the effects of application of Practical Solutions No.42.

Notes to Interim Consolidated Balance Sheet

*1.	The total amount of shares and investments in affiliates

	(Millions of yen)
	As of March 31, 2022	As of September 30, 2022
Shares	351,618	397,450
Investments	555	588

*2.	Unsecured loaned securities, which are included in Japanese Government Bonds under Securities, are as follows:

(Millions of yen)
As of March 31, 2022	As of September 30, 2022
190,078	293,244

In certain transactions, MHFG has the right to sell or repledge the following unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral.

	(Millions of yen)
	As of March 31, 2022	As of September 30, 2022
Securities repledged	17,040,833	16,227,981
Securities neither repledged nor re-loaned at the end of the period/the fiscal year	2,248,061	3,582,123

*3.

Claims based on Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions are as follows. The claims consist of those included in the accounts of bonds included in “Securities” (its principal’s redemption and interest payments are guaranteed, in whole or in part, and the corporate bonds issue is limited to a private placement of the securities (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act.), “Loans”, “foreign exchanges Assets”, accrued interest and suspense payment in “Other assets” and “Customers’ Liabilities for Acceptances and Guarantees” in the interim consolidated balance sheet, and securities in the notes (Limited to those under a loan for use or lease agreement.) that are in case of loan.

	(Millions of yen)
	As of March 31, 2022	As of September 30, 2022
Claims against Bankrupt and Substantially Bankrupt Obligors	50,846	49,027
Claims with Collection Risk	722,222	621,016
Claims for Special Attention	354,034	370,938
Loans Past Due for 3 Months or More	2,498	30,145
Restructured Loans	351,535	340,793
Sub-total	1,127,104	1,040,982
Normal Claims	96,224,900	105,707,025
Total	97,352,004	106,748,007

Claims against Bankrupt and Substantially Bankrupt Obligors are claims against debtors in bankruptcy due to the commencement of bankruptcy procedures, the commencement of reorganization proceedings, the petition for the commencement of rehabilitation proceedings, and claims equivalent to these.

Claims with Collection Risk are claims that the debtor is not yet in a state of bankruptcy, but its financial position and business performance have deteriorated, and it is highly probable that principal’s collection and interest on claims in accordance with the terms of the contract will not be received. These claims do not fall under the category of Claims against Bankrupt and Substantially Bankrupt Obligors.

Loans Past Due for 3 Months or More are loans on which payments of principal and/or interest have not been made for a period of 3 months or more since the next day following the first due date, and which are not included in Claims against Bankrupt and Substantially Bankrupt Obligors, or Claims with Collection Risk.

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Claims against Bankrupt and Substantially Bankrupt Obligors, Claims with Collection Risk and Loans Past Due for 3 Months or More are not included.

Normal Claims are deemed to have no particular problem with the obligor’s financial position and business performance and are classified as other than Claims against Bankrupt and Substantially Bankrupt Obligors, Claims with Collection Risk, Loans Past Due for 3 Months or More and Restructured Loans.

The amounts given in above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*4.

In accordance with Committee Practical Guideline No. 24, bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these commercial bills, foreign exchange bills purchased and others. The face values of these bills are as follows:

(Millions of yen)
As of March 31, 2022	As of September 30, 2022
1,806,813	2,206,094

*5.	Breakdown of assets pledged as collateral is as follows:

	(Millions of yen)
	As of March 31, 2022	As of September 30, 2022
The following assets are pledged as collateral:
Trading Assets	1,628,778	2,589,107
Securities	6,083,866	8,030,364
Loans and Bills Discounted	8,741,097	8,441,228

Total	16,453,741	19,060,700

The following liabilities are collateralized by the above assets:
Deposits	909,204	898,936
Payables under Repurchase Agreements	5,864,016	8,417,193
Guarantee Deposits Received under Securities Lending Transactions	456,707	997,866
Borrowed Money	5,434,820	1,759,981

In addition to the above, the following items are pledged as collateral in connection with the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others or as a substitute for margins for futures transactions and others:

	(Millions of yen)
	As of March 31, 2022	As of September 30, 2022
Cash and Due from Banks	65,886	70,617
Trading Assets	444,724	295,887
Securities	5,149,064	5,851,645
Loans and Bills Discounted	89,778	117,822

Other Assets includes margins for futures transactions, guarantee deposits, and collateral pledged for financial instruments and others as follows:

	(Millions of yen)
	As of March 31, 2022	As of September 30, 2022
Margins for Futures Transactions	431,281	183,852
Guarantee Deposits	97,525	92,410
Collateral Pledged for Financial Instruments and Others	2,413,271	2,856,508

*6.

Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to a prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounts is as follows:

	(Millions of yen)
	As of March 31, 2022	As of September 30, 2022
Unutilized balance	105,257,698	112,821,214
Amount relating to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time	76,092,443	79,578,054

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

*7.

In accordance with the Land Revaluation Law (Proclamation No. 34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No. 119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

*8.	Accumulated Depreciation of Tangible Fixed Assets

	(Millions of yen)
	As of March 31, 2022	As of September 30, 2022
Accumulated Depreciation	843,560	821,420

*9.	Borrowed Money includes subordinated borrowed money with a covenant that performance of the obligation is subordinated to that of other obligations.

	(Millions of yen)
	As of March 31, 2022	As of September 30, 2022
Subordinated Borrowed Money	219,000	204,000

*10.	Bonds and Notes includes subordinated bonds.

	(Millions of yen)
	As of March 31, 2022	As of September 30, 2022
Subordinated Bonds	3,518,313	3,281,539

11.	The principal amounts of money trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are as follows:

	(Millions of yen)
	As of March 31, 2022	As of September 30, 2022
Money trusts	832,808	840,395

*12.	Liabilities for guarantees on corporate bonds included in “Securities,” which are issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2022	As of September 30, 2022
1,252,386	1,171,237

Notes to Interim Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the six months ended September 30, 2021	For the six months ended September 30, 2022
Gains on Sales of Stocks	116,459	54,377
Share of profit of entities accounted for using equity method	16,519	14,491

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the six months ended September 30, 2021	For the six months ended September 30, 2022
Provision for Reserves for Possible Losses on Loans	52,686	38,055
Losses on Sales of Stocks	80,931	18,529

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the six months ended September 30, 2021	For the six months ended September 30, 2022
Gains on Cancellation of Employee Retirement Benefit Trust	51,093	12,057

*4.	Extraordinary Losses is as follows:

	(Millions of yen)
	For the six months ended September 30, 2021	For the six months ended September 30, 2022
Losses on Disposition of Fixed Assets	1,693	4,047
Losses on Impairment of Fixed Assets	2,577	2,881

Notes to Interim Consolidated Statement of Changes in Net Assets

For the six months ended September 30, 2021

1.	Types and number of issued shares and of treasury stock are as follows:

	(Thousands of shares)
	As of April 1, 2021	Increase during the period	Decrease during the period	As of September 30, 2021	Remarks
Issued Shares
Common Stock	2,539,249	—	—	2,539,249

Total	2,539,249	—	—	2,539,249

Treasury Stock
Common Stock	3,889	1,604	894	4,599	(Note	)

Total	3,889	1,604	894	4,599

(Note)	Increases are due to acquisition of treasury stock by BBT trust account (1,062 thousand shares) and repurchase of shares constituting less than one unit and other factors (542 thousand shares). Decreases are due to distribution and sale of treasury stock through BBT trust account (536 thousand shares), exercise of stock acquisition rights (stock options) (23 thousand shares) and other factors. The number of shares as of September 30, 2021 includes the number of treasury stock held by BBT trust account (3,080 thousand shares).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2021 (Millions of yen)	Remarks
			As of April 1, 2021	Increase during the period	Decrease during the period	As of September 30, 2021
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option			—			95
Consolidated subsidiaries (Treasury stock acquisition rights)				—			— (—)

Total				—			95 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1)	Cash dividends paid during the six months ended September 30, 2021

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
May 14, 2021 The Board of Directors	Common Stock	95,201	37.50	March 31, 2021	June 8, 2021

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 14, 2021 include ¥95 million of cash dividends on treasury stock held by BBT trust account.

(2)	Cash dividends with record dates falling in the six months ended September 30, 2021 and effective dates coming after the end of the period

Resolution	Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
November 12, 2021 The Board of Directors	Common Stock	101,545	Retained Earnings	40.00	September 30, 2021	December 7, 2021

(Note)	Cash dividends based on the resolution of the Board of Directors held on November 12, 2021 include ¥123 million of cash dividends on treasury stock held by BBT trust account.

For the six months ended September 30, 2022

1.	Types and number of issued shares and of treasury stock are as follows:

	(Thousands of shares)
	As of April 1, 2022	Increase during the period	Decrease during the period	As of September 30, 2022	Remarks
Issued Shares
Common Stock	2,539,249	—	—	2,539,249

Total	2,539,249	—	—	2,539,249

Treasury Stock
Common Stock	4,659	1,240	968	4,930	(Note	)

Total	4,659	1,240	968	4,930

(Note)	Increases are due to acquisition of treasury stock by BBT trust account (787 thousand shares) and repurchase of shares constituting less than one unit and other factors (452 thousand shares). Decreases are due to distribution and sale of treasury stock through BBT trust account (626 thousand shares), exercise of stock acquisition rights (stock options) (58 thousand shares), and repurchase of shares constituting less than one unit and other factors (283 thousand shares). The number of shares as of September 30, 2022 includes the number of treasury stock held by BBT trust account (3,241 thousand shares).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2022 (Millions of yen)	Remarks
			As of April 1, 2022	Increase during the period	Decrease during the period	As of September 30, 2022
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option			—			5
Consolidated subsidiaries (Treasury stock acquisition rights)				—			— (—)

Total				—			5 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1)	Cash dividends paid during the six months ended September 30, 2022

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
May 13, 2022 The Board of Directors	Common Stock	101,542	40.00	March 31, 2022	June 6, 2022

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 13, 2022 include ¥123 million of cash dividends on treasury stock held by BBT trust account.

(2)	Cash dividends with record dates falling in the six months ended September 30, 2022 and effective dates coming after the end of the period

Resolution	Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
November 14, 2022 The Board of Directors	Common Stock	107,889	Retained Earnings	42.50	September 30, 2022	December 6, 2022

(Note)	Cash dividends based on the resolution of the Board of Directors held on November 14, 2022 include ¥137 million of cash dividends on treasury stock held by BBT trust account.

Notes to Interim Consolidated Statement of Cash Flows

*1.	Cash and Cash Equivalents at the end of the period on the Interim Consolidated Statement of Cash Flows reconciles to Cash and Due from Banks on the Interim Consolidated Balance Sheet as follows:

	(Millions of yen)
	For the six months ended September 30, 2021	For the six months ended September 30, 2022
Cash and Due from Banks	47,075,429	54,458,168
Due from Banks excluding central banks	(1,280,173)	(1,368,456)

Cash and Cash Equivalents	45,795,255	53,089,712

Lease Transactions

1.	Finance Leases (Lessees)

Finance lease transactions that do not transfer ownership:

1)	Lease Assets:

(a)	Tangible fixed assets: mainly equipment

(b)	Intangible fixed assets: software

2)	The method for computing the amount of depreciation is described in “4. Standards of Accounting Method (5) Depreciation of Fixed Assets.”

2.	Operating Leases

The future lease payments subsequent to the end of the fiscal year for non-cancelable operating lease transactions are summarized as follows:

(1)	Lessees:

	(Millions of yen)
	As of March 31, 2022	As of September 30, 2022
Due in One Year or Less	44,749	43,777
Due after One Year	265,324	273,957

Total	310,073	317,734

(2)	Lessors:

	(Millions of yen)
	As of March 31, 2022	As of September 30, 2022
Due in One Year or Less	1,008	1,291
Due after One Year	4,767	4,624

Total	5,775	5,916

Financial Instruments

1.	Matters relating to fair value of financial instruments and others

The following are the interim consolidated balance sheet amounts (the consolidated balance sheet amounts), fair values and differences between them. Stocks and others without a quoted market price and Investments in Partnerships and others are excluded from the table below (see (Note 1)). In addition, notes concerning Cash and Due from Banks, Call Loans and Bills Purchased, Receivables under Resale Agreements, Guarantee Deposits Paid under Securities Borrowing Transactions, Foreign Exchange (assets / liabilities), Call Money and Bills Sold, Payables under Repurchase Agreements, Guarantee Deposits Received under Securities Lending Transactions, and Due to Trust Accounts are omitted since these instruments are mainly settled in the short term and the fair values approximate the book values.

As of March 31, 2022

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Other Debt Purchased	3,476,021	3,476,064	43
(2) Trading Assets
Trading Securities	6,487,722	6,487,722	—
(3) Money Held in Trust	588,322	588,322	—
(4) Securities
Bonds Held to Maturity	1,517,583	1,465,576	(52,007)
Other Securities	41,850,388	41,850,388	—
(5) Loans and Bills Discounted	84,736,280
Reserves for Possible Losses on Loans (*1)	(647,394)

	84,088,886	85,350,580	1,261,694

Total Assets	138,008,924	139,218,655	1,209,730

(1) Deposits	138,830,872	138,806,794	(24,077)
(2) Negotiable Certificates of Deposit	16,868,931	16,867,782	(1,149)
(3) Trading Liabilities
Securities Sold, Not yet Purchased	3,470,030	3,470,030	—
(4) Borrowed Money	6,590,527	6,573,816	(16,711)
(5) Bonds and Notes	10,714,004	10,566,589	(147,415)

Total Liabilities	176,474,366	176,285,012	(189,353)

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	390,601
Derivative Transactions Qualifying for Hedge Accounting (*3)	(295,542)

Total Derivative Transactions	95,059	95,059	—

(*1)	General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted are excluded.

Items other than Loans and Bills Discounted are recorded at the consolidated balance sheet amounts due to immateriality of their reserves.

(*2)

Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum.

Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

(*3)

The deferred method is mainly applied. “Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ Practical Solutions No.40, March 17, 2022) is applied to these hedge transactions.

As of September 30, 2022

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Other Debt Purchased	3,856,777	3,856,741	(36)
(2) Trading Assets
Trading Securities	7,473,539	7,473,539	—
(3) Money Held in Trust	556,556	556,556	—
(4) Securities
Bonds Held to Maturity	2,070,590	1,892,665	(177,925)
Other Securities	35,171,022	35,171,022	—
(5) Loans and Bills Discounted	92,119,481
Reserves for Possible Losses on Loans (*1)	(556,771)

	91,562,709	93,030,526	1,467,816

Total Assets	140,691,197	141,981,051	1,289,854

(1) Deposits	142,447,797	142,399,142	(48,655)
(2) Negotiable Certificates of Deposit	21,823,004	21,821,989	(1,014)
(3) Trading Liabilities
Securities Sold, Not yet Purchased	3,183,219	3,183,219	—
(4) Borrowed Money	2,990,638	2,973,386	(17,251)
(5) Bonds and Notes	11,628,828	10,979,329	(649,499)

Total Liabilities	182,073,487	181,357,066	(716,421)

Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	661,668
Derivative Transactions Qualifying for Hedge Accounting (*3)	(724,562)

Total Derivative Transactions	(62,893)	(62,893)	—

(*1)

General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted are excluded. Items other than Loans and Bills Discounted are recorded at the interim consolidated balance sheet amounts due to immateriality of their reserves.

(*2)

Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum.

Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

(*3)

The deferred method is mainly applied. “Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ Practical Solutions No.40, March 17, 2022) is applied to these hedge transactions.

(Note 1)

The following are the interim consolidated balance sheet amounts (the consolidated balance sheet amounts) of Stocks and others without a quoted market price, and Investments in Partnerships and others. These amounts are not included in Money Held in Trust and Other Securities in fair value information of financial instruments.

(Millions of yen)
Category	As of March 31, 2022	As of September 30, 2022
Stocks and others without a quoted market price (*1)	495,989	316,960
Investments in Partnerships and others(*2)	413,173	462,938

*1

Stocks and others without a quoted market price include unlisted stocks and others and in accordance with Article 5 of “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No.19, March 31, 2020), these items are not subject to disclosure of the fair value.

*2

Investments in Partnerships and others are mainly silent partnership, investment partnership, and money held in trust with the investment in a silent partnership as the component of the trust property. In accordance with Article 24-16 of “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021), these items are not subject to disclosure of the fair value.

3

During the fiscal year ended March 31, 2022, the amount of impairment (devaluation) was ¥37,277 million on a consolidated basis. During the six months ended September 30, 2022, the amount of impairment (devaluation) was ¥779 million on a consolidated basis.

2.	Matters relating to breakdown of fair value of financial instruments by level

Fair values of financial instruments are categorized into three levels as below on the basis of the observability and the materiality of the valuation inputs used in fair value measurements.

Fair values of Level 1: Fair values measured by quoted prices of the assets or liabilities being measured which are given in active markets among observable valuation inputs

Fair values of Level 2: Fair values measured by inputs other than inputs included within Level 1 among observable valuation inputs

Fair values of Level 3: Fair values measured by unobservable valuation inputs

When several inputs that have significant impact on fair value measurement are used and those inputs are categorized into different levels, the fair value is categorized into the lowest priority level for fair value measurement among the levels in which each of the inputs belongs.

(1)	Financial instruments recorded at fair value in the interim consolidated balance sheet (the consolidated balance sheet)

As of March 31, 2022

	(Millions of yen)
	Fair Value
Category	Level 1	Level 2	Level 3	Total
Other Debt Purchased	—	39,763	17,908	57,671
Trading Assets
Trading Securities
Japanese Government Bonds	1,475,198	11,386	—	1,486,585
Japanese Local Government Bonds	—	133,878	—	133,878
Japanese Corporate Bonds	—	963,912	0	963,912
Stocks	271,861	—	190	272,051
Other	938,866	2,592,672	19,245	3,550,784
Money Held in Trust	—	540,722	4	540,727
Securities
Other Securities
Stocks	2,567,148	—	10,161	2,577,310
Japanese Government Bonds	24,661,972	496,757	—	25,158,730
Japanese Local Government Bonds	—	419,646	—	419,646
Japanese Corporate Bonds	—	2,805,999	236,037	3,042,037
Foreign Bonds	3,367,926	5,423,731	145,936	8,937,594
Other	36,097	6,927	16,082	59,107
Derivative Transactions
Interest Rate and Bond-Related Transactions	66,193	4,552,760	54,219	4,673,173
Currency-Related Transactions	—	4,410,491	33,731	4,444,223
Stocks-Related Transactions	77,176	327,561	96,223	500,961
Commodity-Related Transactions	20,816	7,983	52,489	81,289
Credit Derivative Transactions	—	116,601	3,699	120,300

Total Assets	33,483,259	22,850,797	685,929	57,019,986

Trading Liabilities
Securities Sold, Not yet Purchased	3,003,754	416,497	—	3,420,251
Bonds and Notes	—	173,973	1,559	175,533
Derivative Transactions
Interest Rate and Bond-Related Transactions	60,167	4,655,494	585	4,716,247
Currency-Related Transactions	39	4,471,147	723	4,471,909
Stocks-Related Transactions	107,284	188,258	42,496	338,039
Commodity-Related Transactions	—	26,410	51,835	78,246
Credit Derivative Transactions	—	118,668	1,779	120,447

Total Liabilities	3,171,244	10,050,449	98,980	13,320,675

(*)

Investment trusts and others applying the transitional measures set forth in Article 26 of “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No. 31 July 4, 2019) are not included in above table. The financial assets and liabilities of the relevant investment trust and others in the consolidated balance sheet is ¥1,754,422 million and ¥49,779 million.

As of September 30, 2022

	(Millions of yen)
	Fair Value
Category	Level 1	Level 2	Level 3	Total
Other Debt Purchased	—	36,594	15,321	51,916
Trading Assets
Trading Securities
Japanese Government Bonds	1,691,554	11,332	—	1,702,886
Japanese Local Government Bonds	—	88,080	—	88,080
Japanese Corporate Bonds	—	1,096,289	0	1,096,289
Stocks	214,456	—	10	214,466
Other	1,372,653	2,986,712	12,451	4,371,817
Money Held in Trust	—	532,102	5	532,107
Securities
Other Securities
Stocks	2,432,450	—	10,948	2,443,398
Japanese Government Bonds	16,366,079	737,222	—	17,103,302
Japanese Local Government Bonds	—	496,662	—	496,662
Japanese Corporate Bonds	—	2,974,538	200,942	3,175,481
Foreign Bonds	3,624,888	6,516,461	191,073	10,332,422
Other(*)	643,905	918,990	19,256	1,582,152
Derivative Transactions
Interest Rate and Bond-Related Transactions	151,964	8,715,536	105,170	8,972,671
Currency-Related Transactions	—	8,530,328	44,521	8,574,850
Stocks-Related Transactions	85,507	160,321	171,898	417,727
Commodity-Related Transactions	8,206	18,792	39,026	66,025
Credit Derivative Transactions	—	154,257	7,497	161,754

Total Assets	26,591,665	33,974,224	818,124	61,384,014

Trading Liabilities
Securities Sold, Not yet Purchased	2,590,604	592,614	—	3,183,219
Bonds and Notes	—	135,395	1,528	136,924
Derivative Transactions
Interest Rate and Bond-Related Transactions	132,427	9,086,904	1,338	9,220,670
Currency-Related Transactions	—	8,660,027	5,160	8,665,187
Stocks-Related Transactions	68,487	91,222	52,003	211,713
Commodity-Related Transactions	—	26,026	38,343	64,369
Credit Derivative Transactions	—	89,802	4,178	93,981

Total Liabilities	2,791,519	18,681,992	102,553	21,576,065

(*)

The investment trusts that we regard fair values as net asset value by applying Article 24-3 and 24-9 of “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021) are not included in the above table. The relevant investment trusts in Article 24-3 and 24-9 are ¥10,991 million and ¥26,610 million in the interim consolidated balance sheet.

(2)	Financial instruments other than financial instruments recorded at fair value in the interim consolidated balance sheet (the consolidated balance sheet)

As of March 31, 2022

	(Millions of yen)
Category	Fair Value
	Level 1	Level 2	Level 3	Total
Other Debt Purchased	—	10,545	3,407,848	3,418,393
Money Held in Trust	—	—	24,195	24,195
Securities
Bonds Held to Maturity
Japanese Government Bonds	485,081	—	—	485,081
Foreign Bonds	—	980,495	—	980,495
Loans and Bills Discounted	—	60,648	85,289,931	85,350,580

Total Assets	485,081	1,051,689	88,721,975	90,258,745

Deposits	—	138,806,794	—	138,806,794
Negotiable Certificates of Deposit	—	16,867,782	—	16,867,782
Borrowed Money	—	6,482,699	91,117	6,573,816
Bonds and Notes	—	9,323,040	1,068,015	10,391,055

Total Liabilities	—	171,480,316	1,159,132	172,639,449

As of September 30, 2022

	(Millions of yen)
Category	Fair Value
	Level 1	Level 2	Level 3	Total
Other Debt Purchased	—	17,569	3,787,254	3,804,824
Money Held in Trust	—	—	24,448	24,448
Securities
Bonds Held to Maturity
Japanese Government Bonds	842,887	—	—	842,887
Foreign Bonds	—	1,049,778	—	1,049,778
Loans and Bills Discounted	—	98,191	92,932,334	93,030,526

Total Assets	842,887	1,165,539	96,744,038	98,752,464

Deposits	—	142,399,142	—	142,399,142
Negotiable Certificates of Deposit	—	21,821,989	—	21,821,989
Borrowed Money	—	2,868,700	104,686	2,973,386
Bonds and Notes	—	9,716,505	1,125,899	10,842,404

Total Liabilities	—	176,806,337	1,230,585	178,036,923

(Note 1)	Explanation of valuation techniques and valuation inputs used in fair value measurements

Assets

Other Debt Purchased

Fair values of securitized products of other debt purchased are based on the values deemed as market prices obtained by the model such as those obtained from brokers and financial information vendors and are categorized as Level 3 when significant unobservable valuation inputs are used for the obtained price and as Level 2 when other inputs are used.

With respect to other debt purchased other than those described above, when the present values of the expected future cash flows are considered to be fair values, those other debt purchased are mainly categorized as Level 3 since the discount rate and other significant valuation inputs are unobservable. When those are short term in nature and the book values are considered to be fair values, those other debt purchased are categorized as Level 3.

Trading Assets

Fair values of trading assets for which unadjusted quoted market prices in active markets are available are categorized as Level 1, which includes mainly government bonds.

In the case the market is inactive even if the quoted market price is available, those trading assets are categorized as Level 2, which includes mainly local government bonds and corporate bonds.

When fair values are measured at the discounted cash flow method and others using significant unobservable inputs, those trading assets are categorized as Level 3, which includes mainly bonds with warrants and trust beneficiary rights.

Money Held in Trust

With respect to securities managed as trust assets in a directed money trust for separate investment with the management of securities as its primary purpose, fair values of stocks are measured at the price in stock exchanges and bonds are measured at market price or valuation price obtained from brokers or financial information vendors and are categorized as Level 2 or Level 3 based on the level of components.

The notes to Money Held in Trust based on holding purpose are stated in “Money Held in Trust.”

Securities

Fair values of securities for which unadjusted quoted market prices in active markets are available are categorized as Level 1 which includes mainly stocks and government bonds. In the case the market is inactive even if the quoted market price is available, those securities are categorized as Level 2, which includes mainly local government bonds and corporate bonds.

Fair values of investment trusts are measured at the market price or the disclosed net asset value and others. Those for which unadjusted quoted market prices in active markets are available are categorized as Level 1 and that are not available as Level 2. And the investment trusts for which there are no transaction prices in markets are valued using net asset value and are categorized as Level 2 when there are no limitations significant enough for market participants to demand compensation for the risk.

Fair values of private placement bonds are measured by discounting the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors to market yield by categories based on the internal ratings and terms and are categorized as Level 3 when the impact from unobservable valuation inputs is significant and as Level 2 when it is not significant.

Fair values of securitized products are based on valuations obtained from brokers and others, and on model-based prices based on the reasonable estimates of our management. These are categorized as Level 3 when significant unobservable valuation inputs are used and as Level 2 when other inputs are used. In deriving model-based prices based on the reasonable estimates of our management mentioned above, we used the discounted cash flow method. The price decision variables include default rates, recovery rates, prepayment rates, and discount rates.

The notes to Securities based on holding purpose are stated in “Securities.”

Loans and Bills Discounted

Fair values of loans and bills discounted are mainly measured by discounting the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the types, internal ratings and terms of the loans and bills discounted and are categorized as Level 3 since the discount rate is unobservable.

In addition, fair values of claims against bankrupt obligors, substantially bankrupt obligors, and intensive control obligors whose bad debts are mainly measured at the present value of the expected future cash flows or the estimated amounts calculated based on the recoverability from collateral and guarantees approximate the amount of claims and others minus the amount of reserves for possible losses on loans in the interim consolidated balance sheet (the consolidated balance sheet) as of the interim consolidated balance sheet date (the consolidated balance sheet date) and those amounts are considered to be fair values which are categorized as Level 3.

Among the loans and bills discounted, for those without a fixed maturity due to loan characteristics such as limiting loans to within the value of pledged assets, book values are considered to be fair values since fair values are expected to approximate book values based on the estimated loan periods, interest rates and other conditions. Fair values of those loans and bills discounted are categorized as Level 3.

Liabilities

Deposits and Negotiable Certificates of Deposit

For demand deposits, the payment amounts required on the interim consolidated balance sheet date (the consolidated balance sheet date) (i.e., book values) are considered to be fair values.

In addition, fair values of time deposits and negotiable certificates of deposits are calculated by classifying them based on their terms and by discounting the future cash flows. The discount rates used in such calculations are the market interest rates. Since fair values of those whose deposit terms are short (i.e., within six months) approximate book values, the book values are considered to be fair values and those fair values are categorized as Level 2.

Trading Liabilities

Fair values of trading liabilities for which unadjusted quoted market prices in active markets are available are categorized as Level 1, which includes mainly listed stocks and government bonds.

In the case the market is inactive even if the quoted market price is available, those trading liabilities are categorized as Level 2, which includes mainly corporate bonds.

When significant unobservable inputs are used, those trading liabilities are categorized as Level 3.

Borrowed Money

Fair values of borrowed money are measured mainly by discounting the total amount of the principal and interest of such borrowed money classified by period lengths at the interest rates considered to be applicable to similar loans and are categorized as Level 3 when the impact from unobservable valuation inputs is significant and as Level 2 when it is not significant.

Bonds and Notes

With respect to bonds and notes issued by MHFG and its consolidated subsidiaries, fair values of bonds and notes with market prices are measured at the market prices and fair values of those without market prices are calculated by discounting the total amount of the principal and interest at the interest rates considered to be applicable to similar bonds and notes. Bonds and notes with market prices are categorized as Level 2. Those without market prices are categorized as Level 3 when the impact from unobservable valuation inputs is significant and as Level 2 when it is not significant.

Certain foreign subsidiaries have adopted the fair value option to bonds and notes issued by themselves, and the fair value is calculated based on the valuation model. When unobservable inputs are not used or the impact of unobservable inputs is not material, those bonds and notes are categorized as Level 2. When significant unobservable inputs are used, those bonds and notes are categorized as Level 3.

Derivative Transactions

Derivative transactions that can be measured at unadjusted quoted prices in active markets are categorized as Level 1, which includes such transactions as bonds futures and interest rate futures.

However, since most derivative transactions are over-the-counter transactions and there are no quoted market prices, market values are measured using valuation techniques such as the discounted cash flow method and the Black-Scholes model, depending on the type of transaction and the maturity period. The main inputs which are used in those valuation techniques are interest rate, currency rate, volatility and others. In addition, price adjustments based on counterparty’s credit risk and consolidated subsidiary’s own credit risk and price adjustments for unsecured funding are made. When unobservable inputs are not used or impact of unobservable inputs are not material, those derivative transactions are categorized as Level 2, which includes such transactions as plain vanilla interest rate swaps and foreign exchange forwards. When significant unobservable inputs are used, those derivative transactions are categorized as Level 3, which includes transactions such as commodity related transactions.

(Note 2)	Information relating to fair values of Level 3 among the financial instruments recorded at fair value in the interim consolidated balance sheet (the consolidated balance sheet)

(1)	Quantitative information of significant unobservable valuation inputs

As of March 31, 2022

Category	Principal valuation technique	Significant unobservable valuation input	Range of valuation input	Weighted average
Other Debt Purchased
Securitized products	Discounted cash flow method	Prepayment rate	0.3% —18.1%	5.7%
		Default rate	0.0% — 0.4%	0.0%
		Discount rate	0.3% — 1.6%	0.5%
Trading Assets
Trading Securities	Discounted cash flow method	Discount rate	0.7% — 3.4%	1.2%
Securities
Japanese Corporate Bonds
Private placement bonds	Discounted cash flow method	Discount rate	0.4% — 5.8%	2.3%
Foreign Bonds
Securitized products	Discounted cash flow method	Prepayment rate	5.7% — 24.4%	24.3%
		Default rate	0.2% — 59.6%	0.7%
		Recovery rate	10.0% — 39.7%	39.4%
		Discount rate	0.3% — 1.0%	0.4%
Other	Discounted cash flow method	Discount rate	0.0% — 4.4%	0.3%
Derivative Transactions
Interest Rate and Bond-Related Transactions	Option valuation model	IR — IR correlation	23.1% — 100.0%	—
Currency-Related Transactions	Option valuation model	FX —IR correlation	11.3% — 52.3%	—
		FX — FX correlation	41.3% — 64.8%	—
Stocks-Related Transactions	Option valuation model	Equity — IR correlation	25.0%	—
		Equity — FX correlation	(16.9)% — 16.8%	—
		Equity correlation	3.2% — 100.0%	—
		Equity volatility	8.7% — 120.5%	—
Commodity-Related Transactions	Option valuation model	Commodity volatility	0.0% — 89.3%	—
Credit Derivative Transactions	Discounted cash flow method	Default rate Credit correlation	0.0% — 8.0% 18.5% — 100.0%	— —

As of September 30, 2022

Category	Principal valuation technique	Significant unobservable valuation input	Range of valuation input	Weighted average
Other Debt Purchased
Securitized products	Discounted cash flow method	Prepayment rate	0.3% — 17.1%	5.1%
		Default rate	0.0% — 2.2%	0.1%
		Discount rate	0.3% — 1.6%	0.5%
Trading Assets
Trading Securities	Discounted cash flow method	Discount rate	1.2% — 1.3%	1.2%
Securities
Japanese Corporate Bonds
Private placement bonds	Discounted cash flow method	Discount rate	0.4% — 5.8%	2.2%
Foreign Bonds
Securitized products	Discounted cash flow method	Prepayment rate	26.1%	26.1%
		Default rate	0.2%	0.2%
		Recovery rate	39.7%	39.7%
		Discount rate	0.6% — 1.2%	0.7%
Other	Discounted cash flow method	Discount rate	0.0% — 4.4%	0.2%
Derivative Transactions
Interest Rate and Bond-Related Transactions	Option valuation model	IR — IR correlation	23.1% — 100.0%	—
Currency-Related Transactions	Option valuation model	FX — IR correlation	5.4% — 55.1%	—
		FX — FX correlation	41.0% — 64.7%	—
Stocks-Related Transactions	Option valuation model	Equity — IR correlation	25.0%	—
		Equity — FX correlation	(16.9)% — 16.8%	—
		Equity correlation	3.2% — 100.0%	—
		Equity volatility	10.3% — 180.7%	—
Commodity-Related Transactions	Option valuation model	Commodity volatility	0.0% — 65.0%	—
Credit Derivative Transactions	Discounted cash flow method	Default rate	0.0% — 12.7%	—
		Credit correlation	23.4% — 100.0%	—

(2)	Adjustment sheet from beginning balance to ending balance as of interim period (ending balance as of period) and unrealized gains (losses) recognized as gains (losses) for the period

As of March 31, 2022

	(Millions of yen)
	Beginning balance	Gains(losses) for the period/other comprehensive income		Net amount of purchase, sale, issue, and settlement	Transfer to fair values of Level 3	Transfer from fair values of Level 3 (*3)	Ending balance as of period	Unrealized gains (losses) on financial assets and liabilities held as of the consolidated balance sheet date among the amount recorded to gains (losses) for the period (*1)
		Recorded to gains(losses) for the period (*1)	Recorded to other comprehensive income (*2)
Other Debt Purchased	636,815	(3)	(103)	(618,800)	—	—	17,908	—
Trading Assets
Trading Securities
Japanese Corporate Bonds	1,897	(0)	—	(1,897)	—	—	0	—
Stocks	223	(33)	—	—	—	—	190	(354)
Other	130,532	631	263	(80,731)	—	(31,450)	19,245	341
Money Held in Trust	3	0	—	0	—	—	4	—
Securities
Other Securities
Stocks	8,063	—	168	1,929	—	—	10,161	—
Japanese Corporate Bonds	2,107,142	611	4,063	(280,310)	—	(1,595,468)	236,037	—
Foreign Bonds	773,659	48,769	(1,802)	(393,533)	—	(281,156)	145,936	—
Other	13,920	524	1,545	91	—	—	16,082	127
Trading Liabilities
Securities Sold, Not yet Purchased	132	—	—	(132)	—	—	—	—
Bonds and Notes	—	—	—	1,559	—	—	1,559	—
Derivative Transactions
Interest Rate and Bond-Related Transactions	24,942	16,040	—	12,651	—	—	53,634	24,776
Currency-Related Transactions	24,857	7,073	—	1,077	—	—	33,008	7,865
Stocks-Related Transactions	3,444	20,683	—	29,603	(3)	—	53,726	57,396
Commodity-Related Transactions	841	562	—	(750)	—	—	653	280
Credit Derivative Transactions	1,251	(1,249)	—	2,218	(259)	(42)	1,919	1,077

(*1)	Those amounts are mainly included in Trading Income, Trading Expenses, Other Operating Income and Other Operating Expenses in the consolidated statement of income.
(*2)	Those amounts are included in Net Unrealized Gains (Losses) on Other Securities of Other Comprehensive Income in the consolidated statement of comprehensive income.
(*3)

Those are the transfers from Level 3 to Level 2, mainly, ¥28,717 million of Trading Securities in Trading Assets, ¥1,595,468 million of Japanese Corporate Bonds in Other Securities and ¥277,104 million of Foreign Bonds in Other Securities were transferred for the following reasons. The transfer was made on the beginning of the accounting period. After the increase in uncertainty in the financial instruments market due to the spread of COVID-19, liquidity and price transparency has enhanced due to the recent increase in the issuance and trading volume of securities in the financial instruments market. In line with these increases, from the current fiscal year, MHFG has been refining governance regarding the level classification of fair value by reviewing its internal structure and introducing new tools. In accordance with this, MHFG is expanding its observable market data by conducting additional research on the availability of observable market data used in the calculation or verification of fair value and by evaluating the reliability of new market data obtained. In addition, MHFG is refining its methods and criteria for evaluating the materiality of inputs. Assessing the significancy of an input requires management’s judgment based on the fair value measurement. Prior to the previous fiscal year, inputs to the valuation model were evaluated as significant inputs in the level classification of the fair value of a particular security. As a result of the enhancement of the governance, for Trading Securities and Japanese Corporate Bonds, by applying a quantitative sensitivity analysis to discount rates, which are mainly unobservable inputs, the methods and criteria for assessing the significancy of inputs to the calculation of fair value has been refined. For Foreign Bonds, we refined the methods and criteria of quantitative sensitivity analysis to assess the significance of unobservable inputs, such as prepayment rate, default rate, and recovery rate. In addition, these methods and criteria are periodically verified by the middle and back offices.

As of September 30, 2022

	(Millions of yen)

	Beginning balance	Gains(losses) for the period/ other comprehensive income		Net amount of purchase, sale, issue, and settlement	Transfer to fair values of Level 3 (*3)	Transfer from fair values of Level 3 (*4)	Ending balance as of interim period	Unrealized gains (losses) on financial assets and liabilities held as of the interim consolidated balance sheet date among the amount recorded to gains (losses) for the period (*1)
		Recorded to gains(losses) for the period (*1)	Recorded to other comprehensive income (*2)
Other Debt Purchased	17,908	(1)	(82)	(2,502)	—	—	15,321	—
Trading Assets
Trading Securities
Japanese Corporate Bonds	0	0	—	—	—	—	0	45
Stocks	190	350	—	(530)	—	—	10	(328)
Other	19,245	702	—	(7,704)	1,680	(1,472)	12,451	(1,074)
Money Held in Trust	4	0	—	0	—	—	5	—
Securities
Other Securities
Stocks	10,161	—	(9)	796	—	—	10,948	—
Japanese Corporate Bonds	236,037	(1,448)	3,392	(17,863)	20,698	(39,874)	200,942	—
Foreign Bonds	145,936	7,204	(936)	47,843	—	(8,974)	191,073	—
Other	16,082	554	2,403	217	—	—	19,256	149
Trading Liabilities
Securities Sold, Not yet Purchased	—	—	—	—	—	—	—	—
Japanese Corporate Bonds	1,559	(30)	—	—	—	—	1,528	(38)
Derivative Transactions
Interest Rate and Bond-Related Transactions	53,634	40,255	—	9,941	—	—	103,831	45,676
Currency-Related Transactions	33,008	6,381	—	(28)	—	—	39,361	6,363
Stocks-Related Transactions	53,726	54,155	—	12,013	—	—	119,894	78,148
Commodity-Related Transactions	653	52	—	(22)	—	—	683	118
Credit Derivative Transactions	1,919	1,933	—	(389)	(205)	60	3,318	1,538

(*1)	Those amounts are mainly included in Trading Income, Trading Expenses, Other Operating Income and Other Operating Expenses in the interim consolidated statement of income.
(*2)	Those amounts are included in Net Unrealized Gains (Losses) on Other Securities of Other Comprehensive Income in the interim consolidated statement of comprehensive income.
(*3)

Those are the transfers from Level 2 to Level 3, due to changes in observability of valuation inputs which are used in fair value measurements based on market liquidity. The transfer was made on the beginning of the accounting period.

(*4)

Those are the transfers from Level 3 to Level 2, mainly due to the fact that the discount rate used to calculate the market value of the private placement bonds was determined to be immaterial by quantitative sensitivity analysis.

(3)	Explanation of the process of fair value measurement

In MHFG, middle-offices and back-offices have established policies and procedures related to the measurement of fair values and procedures related to usage of the valuation model. For the fair values and the level categories, the validity of the valuation techniques and valuation inputs used in fair value measurement are verified.

In fair value measurement, valuation models in which the nature, characteristics and risks of individual assets are most appropriately reflected are used. In addition, when quoted prices obtained from third parties are used, the validity of the prices is verified by appropriate methods such as confirmation of valuation techniques and used valuation inputs and comparison with the fair values of similar financial instruments.

(4)	Explanation of the impact on fair values in the case where significant unobservable inputs are varied

Prepayment rate

The prepayment rate is the estimated rate at which voluntary unscheduled repayments of the principal of the underlying assets are expected to occur. The movement of the prepayment rate is generally negatively correlated with borrower delinquency. A significant change in the prepayment rate would generally significantly impact the valuation of the fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.

Default rate

The default rate is an estimate of the likelihood of not collecting contractual payments. A significant increase (decrease) in the default rate would generally be accompanied by a decrease (increase) in the recovery rate and an increase (decrease) in the discount rate. It would also generally significantly impact the valuation of the fair values of financial instruments negatively (positively).

Recovery rate

The recovery rate is an estimate of the percentage of contractual payments that would be collected in the event of a default. A significant increase (decrease) in recovery rate would generally be accompanied by a decrease (increase) in the default rate. It would also generally significantly impact the valuation of the fair values of financial instruments positively (negatively).

Discount rate

The discount rate is an adjustment rate to a benchmark market interest rate such as TIBOR or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. A significant increase (decrease) in discount rate would generally significantly impact the valuation of the fair values of financial instruments negatively (positively).

Correlation

Correlation is the likelihood of the movement of one input relative to another based on an established relationship. A significant change in correlation would significantly impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.

Volatility

Volatility is a measure of the expected change in variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease in volatility. Generally, a significant increase (decrease) in volatility would result in a significant increase (decrease) in option values and, for a long position in an option, it would result in a significant increase (decrease) in the fair values of financial instruments.

Securities

In addition to “Securities” on the interim consolidated balance sheet (the consolidated balance sheet), Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1.	Bonds Held to Maturity

As of March 31, 2022

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	479,979	485,081	5,101
	Foreign Bonds	66,348	66,584	235

	Sub-total	546,328	551,665	5,336

Bonds Whose Fair Values Do Not Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	—	—	—
	Foreign Bonds	971,254	913,911	(57,343)

	Sub-total	971,254	913,911	(57,343)

Total		1,517,583	1,465,576	(52,007)

As of September 30, 2022
(Millions of yen)
	Type	Interim Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Interim Consolidated Balance Sheet Amount	Japanese Government Bonds	599,735	603,709	3,973
	Foreign Bonds	—	—	—

	Sub-total	599,735	603,709	3,973

Bonds Whose Fair Values Do Not Exceed the Interim Consolidated Balance Sheet Amount	Japanese Government Bonds	239,845	239,178	(667)
	Foreign Bonds	1,231,009	1,049,778	(181,230)

	Sub-total	1,470,854	1,288,956	(181,898)

Total		2,070,590	1,892,665	(177,925)

2.	Other Securities

As of March 31, 2022

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	2,408,701	870,310	1,538,391
	Bonds	12,501,867	12,482,067	19,799
	Japanese Government Bonds	11,216,392	11,208,896	7,495
	Japanese Local Government Bonds	51,351	51,097	253
	Japanese Corporate Bonds	1,234,123	1,222,073	12,050
	Other	1,827,098	1,791,504	35,593
	Foreign Bonds	1,101,304	1,098,988	2,316
	Other Debt Purchased	28,100	27,907	193
	Other	697,693	664,608	33,084

	Sub-total	16,737,667	15,143,882	1,593,785

Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	168,608	207,083	(38,475)
	Bonds	16,118,546	16,190,532	(71,986)
	Japanese Government Bonds	13,942,337	13,980,376	(38,039)
	Japanese Local Government Bonds	368,294	370,460	(2,165)
	Japanese Corporate Bonds	1,807,913	1,839,695	(31,781)
	Other	9,040,901	9,534,039	(493,138)
	Foreign Bonds	7,836,289	8,252,899	(416,609)
	Other Debt Purchased	29,570	29,882	(311)
	Other	1,175,040	1,251,258	(76,217)

	Sub-total	25,328,055	25,931,656	(603,600)

Total		42,065,723	41,075,538	990,184

(Note)	Unrealized Gains (Losses) includes ¥27,448 million which was recognized in the statement of income by applying the fair-value hedge method.

As of September 30, 2022

(Millions of yen)
	Type	Interim Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	2,262,090	839,195	1,422,894
	Bonds	11,945,484	11,925,516	19,967
	Japanese Government Bonds	10,776,481	10,767,044	9,437
	Japanese Local Government Bonds	38,860	38,711	149
	Japanese Corporate Bonds	1,130,142	1,119,761	10,381
	Other	1,303,820	1,272,057	31,762
	Foreign Bonds	757,622	755,993	1,628
	Other Debt Purchased	8,316	8,220	96
	Other	537,881	507,844	30,037

	Sub-total	15,511,394	14,036,770	1,474,624

Other Securities Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	181,308	213,655	(32,347)
	Bonds	8,829,962	8,904,539	(74,577)
	Japanese Government Bonds	6,326,820	6,365,198	(38,377)
	Japanese Local Government Bonds	457,802	461,762	(3,959)
	Japanese Corporate Bonds	2,045,338	2,077,579	(32,240)
	Other	10,861,739	12,099,553	(1,237,814)
	Foreign Bonds	9,574,800	10,658,136	(1,083,335)
	Other Debt Purchased	43,599	44,462	(862)
	Other	1,243,338	1,396,954	(153,616)

	Sub-total	19,873,009	21,217,749	(1,344,739)

Total		35,384,404	35,254,519	129,885

(Note)	Unrealized Gains (Losses) includes ¥20,910 million which was recognized in the statement of income by applying the fair-value hedge method.

3.	Impairment (“Devaluation”) of Securities

Certain Securities other than Trading Securities (excluding Stocks and others without a quoted market price and Investments in Partnerships and others) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as a loss for the six months ended September 30, 2022 (the fiscal year ended March 31, 2022) (impairment (devaluation)), if the fair value has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value.

The amount of impairment (devaluation) for the fiscal year ended March 31, 2022 was ¥5,757 million.

The amount of impairment (devaluation) for the six months ended September 30, 2022 was ¥1,251 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost

•	Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

Money Held in Trust

1.	Money Held in Trust Held to Maturity

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

As of March 31, 2022

	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	26,556	26,556	—	—	—

(Note)

“Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

As of September 30, 2022

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	28,154	28,154	—	—	—

(Note)

“Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

Unrealized Gains (Losses) on Other Securities

Details of Unrealized Gains (Losses) on Other Securities on the interim consolidated balance sheet (consolidated balance sheet) are as follows:

As of March 31, 2022

(Millions of yen)
Amount
Difference between Acquisition Cost and Fair Value	993,341
Other Securities	993,341
(–) Deferred Tax Liabilities	259,318
Difference between Acquisition Cost and Fair Value, net of Taxes (Before adjusting for amount corresponding to Non-controlling Interests)	734,022
(–) Amount Corresponding to Non-controlling Interests	17,417
(+) Amount Corresponding to Net Unrealized Gains (Losses) on Other Securities Owned by Affiliated Companies, which is attributable to MHFG	3,216

Net Unrealized Gains (Losses) on Other Securities	719,822

(Notes)	1.	The difference between acquisition cost and fair value excludes ¥27,448 million in gains which were recognized in the statement of income for the fiscal year ended March 31, 2022 by applying the fair-value hedge method.
	2.	“Other Securities” includes translation differences regarding Stocks and others without a quoted market price and Investments in Partnerships and others.

As of September 30, 2022

(Millions of yen)
Amount
Difference between Acquisition Cost and Fair Value	126,369
Other Securities	126,369
(+) Deferred Tax Assets	4,426
Difference between Acquisition Cost and Fair Value, net of Taxes (Before adjusting for amount corresponding to Non-controlling Interests)	130,795
(–) Amount Corresponding to Non-controlling Interests	15,864
(+) Amount Corresponding to Net Unrealized Gains (Losses) on Other Securities Owned by Affiliated Companies, which is attributable to MHFG	3,826

Net Unrealized Gains (Losses) on Other Securities	118,757

(Notes)	1.	The difference between acquisition cost and fair value excludes ¥20,910 million in gains which were recognized in the statement of income for six months ended September 30, 2022 by applying the fair-value hedge method.
	2.	“Other Securities” includes translation differences regarding Stocks and others without a quoted market price and Investments in Partnerships and others.

Derivatives Information

Derivative Transactions not Qualifying for Hedge Accounting

With regard to derivative transactions not qualifying for hedge accounting, contract value or contractual principal equivalents, fair values and unrealized gains (losses) by type of transaction as of the interim consolidated balance sheet date (consolidated balance sheet date) are as follows. Contract value amounts do not indicate the market risk related to derivative transactions.

(1)	Interest Rate and Bond-Related Transactions

As of March 31, 2022

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Interest Rate Futures
	Sold	28,177,021	18,606,057	89,540	89,540
	Bought	38,086,337	18,366,364	(89,084)	(89,084)
	Interest Rate Options
	Sold	7,499,613	33,810	(4,599)	(1,623)
	Bought	7,814,127	209,740	5,676	2,420
	Bond Futures
	Sold	343,425	—	2,489	2,489
	Bought	773,542	263,220	(3,733)	(3,733)
	Bond Futures Options
	Sold	9,009	—	(11)	5
	Bought	9,773	—	15	(5)
Over-the-Counter	FRAs
	Sold	7,040,801	1,359	54,903	54,903
	Bought	7,147,123	—	(47,387)	(47,387)
	Interest Rate Swaps
	Receive Fixed / Pay Float	506,278,833	388,126,018	(1,408,308)	(1,408,308)
	Receive Float / Pay Fixed	502,041,404	384,679,941	1,397,275	1,397,275
	Receive Float / Pay Float	246,369,987	122,390,266	7,197	7,197
	Receive Fixed / Pay Fixed	291,424	231,213	3,837	3,837
	Interest Rate Options
	Sold	17,626,900	12,420,586	(141,524)	(141,524)
	Bought	17,712,467	12,307,041	118,749	118,749
	Bond Options
	Sold	164,993	—	(537)	(36)
	Bought	162,394	—	606	114
	Bond Other
	Sold	4,241	—	(44)	(44)
	Bought	11,492	—	88	88
Inter-Company or Internal Transactions	Interest Rate Swaps
	Receive Fixed / Pay Float	5,851,762	4,788,302	(93,385)	(93,385)
	Receive Float / Pay Fixed	6,649,534	5,635,375	175,272	175,272

Total		—	—	67,036	66,761

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of September 30, 2022

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Interest Rate Futures
	Sold	47,794,934	31,304,544	261,565	261,565
	Bought	49,789,640	33,938,311	(265,584)	(265,584)
	Interest Rate Options
	Sold	7,713,875	—	(10,498)	(5,164)
	Bought	4,294,151	15,720	6,408	1,685
	Bond Futures
	Sold	386,899	—	4,112	4,112
	Bought	171,841	—	(1,394)	(1,394)
	Bond Futures Options
	Sold	448,223	—	(1,361)	307
	Bought	613,726	—	2,216	(482)
Over-the-Counter	FRAs
	Sold	10,917,417	283,662	118,622	118,622
	Bought	10,845,057	—	(97,412)	(97,412)
	Interest Rate Swaps
	Receive Fixed / Pay Float	635,336,414	505,672,188	(7,033,245)	(7,033,245)
	Receive Float / Pay Fixed	621,997,582	497,763,686	6,706,919	6,706,919
	Receive Float / Pay Float	184,071,740	125,718,124	57,352	57,352
	Receive Fixed / Pay Fixed	294,411	258,781	3,956	3,956
	Interest Rate Options
	Sold	20,540,487	14,464,291	(211,447)	(211,447)
	Bought	20,593,280	14,303,905	254,183	254,183
	Bond Options
	Sold	287,845	—	(784)	(51)
	Bought	289,956	—	814	129
	Bond Other
	Sold	635	—	(4)	(4)
	Bought	7,669	—	45	45
Inter-Company or Internal Transactions	Interest Rate Swaps
	Receive Fixed / Pay Float	6,197,248	5,550,122	(218,601)	(218,601)
	Receive Float / Pay Fixed	9,251,764	7,494,046	586,348	586,348

Total		—	—	162,210	161,838

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

(2)	Currency-Related Transactions

As of March 31, 2022

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	17,763	2,997	—	—
	Bought	107,999	48,506	—	—
Over-the-Counter	Swaps	84,601,373	65,094,808	74,412	111,140
	Forwards
	Sold	74,056,476	4,921,374	(1,458,262)	(1,458,262)
	Bought	46,362,654	2,848,949	1,377,595	1,377,595
	Options
	Sold	3,797,000	1,789,884	(130,200)	(87,402)
	Bought	3,697,968	1,721,075	79,187	23,558
Inter-Company or Internal Transactions	Swaps	3,792,499	2,663,798	219,192	559
	Forwards
	Bought	1,526	—	80	80

Total		—	—	162,006	(32,731)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of September 30, 2022

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	13,126	—	—	—
	Bought	141,364	59,358	—	—
Over-the-Counter	Swaps	98,996,432	76,073,879	17,869	124,959
	Forwards
	Sold	93,728,604	5,992,149	(3,076,222)	(3,076,222)
	Bought	51,456,522	2,632,331	2,931,807	2,931,807
	Options
	Sold	4,941,368	2,288,558	(255,800)	(210,936)
	Bought	4,833,578	2,330,629	151,150	93,438
Inter-Company or Internal Transactions	Swaps	4,009,216	3,153,731	479,428	(10,279)
	Forwards
	Bought	2,029	—	78	78

Total		—	—	248,311	(147,155)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

(3)	Stock-Related Transactions

As of March 31, 2022

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Index Futures
	Sold	386,324	24,290	(17,249)	(17,249)
	Bought	135,158	29,145	3,371	3,371
	Index Futures Options
	Sold	2,722,346	361,435	(193,606)	(106,931)
	Bought	2,200,458	244,775	116,589	51,814
Over-the-Counter	Equity Linked Swaps	994,753	594,971	80,207	80,207
	Options
	Sold	1,043,572	723,666	(105,050)	(105,050)
	Bought	825,177	796,183	142,526	142,526
	Other
	Sold	331,959	4,335	99,357	99,357
	Bought	1,444,734	167,501	32,511	32,511

Total		—	—	158,657	180,557

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of September 30, 2022

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Index Futures
	Sold	386,089	50,087	23,803	23,803
	Bought	275,665	18,464	(4,879)	(4,879)
	Index Futures Options
	Sold	1,685,110	312,792	(130,833)	(63,965)
	Bought	1,233,167	187,473	132,672	84,062
Over-the-Counter	Equity Linked Swaps	987,476	668,693	141,933	141,933
	Options
	Sold	1,030,640	933,055	(90,789)	(90,789)
	Bought	1,198,358	1,060,069	132,482	132,482
	Other
	Sold	32,797	3,959	8,648	8,648
	Bought	698,358	134,546	(31,323)	(31,323)

Total		—	—	181,716	199,974

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

(4)	Commodity-Related Transactions

As of March 31, 2022

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	79,306	16,640	(27,442)	(27,442)
	Bought	118,853	42,576	48,259	48,259
Over-the-Counter	Options
	Sold	263,234	130,604	(90,713)	(90,713)
	Bought	216,796	100,294	72,939	72,939

Total		—	—	3,043	3,043

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

As of September 30, 2022

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	162,673	40,419	(7,717)	(7,717)
	Bought	197,987	78,207	15,924	15,924
Over-the-Counter	Options
	Sold	419,119	181,896	(37,207)	(37,207)
	Bought	336,065	135,464	30,656	30,656

Total		—	—	1,655	1,655

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

(5)	Credit Derivative Transactions

As of March 31, 2022

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Over-the-Counter	Credit Derivatives
	Sold	5,166,546	4,921,255	91,514	91,514
	Bought	6,829,733	6,373,844	(91,657)	(91,657)

Total		—	—	(142)	(142)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	“Sold” and “Bought” indicate assumption and cession of credit risk, respectively.

As of September 30, 2022

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Over-the-Counter	Credit Derivatives
	Sold	9,866,283	9,624,224	(40,853)	(40,853)
	Bought	11,532,864	11,181,420	108,627	108,627

Total		—	—	67,773	67,773

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	“Sold” and “Bought” indicate assumption and cession of credit risk, respectively.

Revenue recognition

1.	Revenue breakdown information

	(Millions of yen)
	For the six months ended September 30, 2021	For the six months ended September 30, 2022
Ordinary Income	1,579,249	2,944,948
Fee and Commission Income	416,769	418,579
Deposits and Lending business (1)	117,179	137,505
Securities-related business	100,363	85,848
Remittance business	54,601	53,268
Trust-related business	38,699	30,256
Guarantee-related business (2)	16,783	21,018
Agency business	18,572	18,399
Fees for other customer services	70,570	72,282
Fiduciary Income	29,728	29,313
Other Ordinary Income (1)	1,132,751	2,497,056

Notes:

(1)	Part of these amounts are considered to be revenues from contracts that are within the scope of “Accounting Standard for Revenue Recognition”.
(2)	These amounts are revenues from contracts that do not meet the scope of “Accounting Standard for Revenue Recognition”.
(3)

In the above table, revenues that are within the scope of “Accounting Standard for Revenue Recognition” are mainly generated from “Retail & Business Banking Company”, “Corporate & Institutional Company” and “Global Corporate Company”.

2.	Contract assets, contract liabilities and receivables from contracts with customers

The balances of contract assets, contract liabilities and receivables from contracts with customers are included in other assets and other liabilities in the interim consolidated balance sheet. The balance of contract assets, contract liabilities and receivables from contracts with customers at the current and previous interim consolidated balance sheet date are immaterial.

3.	Price allocated to remaining performance obligations

The amount of revenue expected to be recognized in subsequent fiscal years is not material in terms of amount for the six months ended September 30, 2022 and September 30, 2021. Contracts with a term of up to one year and contracts for which revenue can be recognized at the amount our group has the right to claim are not included in the subject of this report.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.

Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others, and Fixed assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others is the total amount of Interest Income, Fiduciary Income, Fee and Commission Income, Trading Income, Other Operating Income and Net gains or losses related to ETFs and others.

Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others is the amount of which General and administrative expenses (excluding non-recurring expenses and others), Equity in income from investments in affiliates, and Amortization of goodwill and others (including amortization of intangible assets) are deducted from, or added to, Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others relating to transactions between segments is based on the current market price.

Fixed assets disclosed as asset information by segment are the total amount of tangible fixed assets and intangible fixed assets. Fixed assets pertaining to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. have been allocated to each segment.

3.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others, and Fixed assets by reportable segment

For the six months ended September 30, 2021

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	346,262	231,496	286,637	258,340	28,977	(21,090)	1,130,621
General and administrative expenses (excluding Non-Recurring Losses and others)	312,762	100,635	142,061	111,022	16,208	(1,760)	680,927
Equity in income from investments in affiliates	5,530	2,251	8,934	—	889	(1,084)	16,519
Amortization of goodwill and others	1,081	48	180	402	3,624	504	5,839
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	37,949	133,064	153,330	146,916	10,034	(20,918)	460,374
Fixed assets	539,277	181,475	167,224	96,095	—	738,243	1,722,314

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ 21,799 million, of which ¥ 22,898 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	“Others” in Fixed assets includes assets of headquarters that have not been allocated to each segment, Fixed assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others. Among Fixed assets that have not been allocated to each segment, some related expenses are allocated to each segment using reasonable criteria of allocation.
	4.	Following the change in allocation method for transactions between each segment and “Others” made in April 2022, reclassification was made on the above table to reflect the relevant change.

For the six months ended September 30, 2022

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	325,769	233,387	317,123	232,460	27,757	26,002	1,162,498
General and administrative expenses (excluding Non-Recurring Losses and others)	302,213	96,910	152,199	126,053	17,107	27,435	721,917
Equity in income from investments in affiliates	(869)	3,621	11,533	—	167	39	14,491
Amortization of goodwill and others	1,036	46	180	385	3,430	506	5,583
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	21,651	140,052	176,277	106,022	7,387	(1,899)	449,489
Fixed assets	505,917	151,465	167,814	85,831	—	815,012	1,726,039

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ 8,713 million, of which ¥ 7,566 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	“Others” in Fixed assets includes assets of headquarters that have not been allocated to each segment, Fixed assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others. Among Fixed assets that have not been allocated to each segment, some related expenses are allocated to each segment using reasonable criteria of allocation.

4.

The difference between the total amounts of reportable segments and the recorded amounts in the Interim Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting by reportable segment are different from the amounts recorded in the Interim Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others of Segment Information and Ordinary Profits

	(Millions of yen)
	For the six months ended September 30, 2021	For the six months ended September 30, 2022
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	1,130,621	1,162,498
Net gains or losses related to ETFs and others	(21,799)	(8,713)
Other Ordinary Income	147,714	84,971
General and Administrative Expenses	(667,594)	(706,446)
Other Ordinary Expenses	(189,602)	(93,026)

Ordinary Profits	399,340	439,282

(2)

The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of Segment Information and Income before Income Taxes Recorded in Interim Consolidated Statement of Income

	(Millions of yen)
	For the six months ended September 30, 2021	For the six months ended September 30, 2022
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	460,374	449,489
Credit Costs for Trust Accounts	—	—
General and Administrative Expenses (non-recurring losses)	19,172	21,054
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(59,856)	(55,360)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	10,225	4,921
Net Gains (Losses) related to Stocks - Net Gains (Losses) related to ETFs and others	(6,867)	29,725
Net Extraordinary Gains (Losses)	47,281	5,774
Others	(23,707)	(10,548)

Income before Income Taxes recorded in Interim Consolidated Statement of Income	446,622	445,057

Related Information

For the six months ended September 30, 2021

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,001,074	343,742	74,879	159,553	1,579,249

(Notes)	1.	The above table shows Ordinary Income in lieu of sales of non-financial companies.
	2.	Ordinary income is segmented by country and region based on the location of our group office in consideration of geographical proximity, similarity of economic activities, and interrelationship of business activities.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas as of September 30, 2021 is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers that accounted for more than 10% of Ordinary Income of the Company.

For the six months ended September 30, 2022

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,128,884	1,362,219	157,887	295,957	2,944,948

(Notes)	1.	The above table shows Ordinary Income in lieu of sales of non-financial companies.
	2.	Ordinary income is segmented by country and region based on the location of our group office in consideration of geographical proximity, similarity of economic activities, and interrelationship of business activities.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas as of September 30, 2022 is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers that accounted for more than 10% of Ordinary Income of the Company.

Information about Impairment Loss on Tangible Fixed Assets by Reportable Segment

For the six months ended September 30, 2021

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Impairment Loss	494	55	167	6	—	1,855	2,577

(Note) Following the change in allocation method for transactions between each segment and “Others” made in April 2022, reclassification was made on the above table to reflect the relevant change.

For the six months ended September 30, 2022
	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Impairment Loss	578	28	1	—	—	2,274	2,881

Information about Amortization and Unamortized Balance of Goodwill by Reportable Segment

For the six months ended September 30, 2021
	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Amortization of Goodwill	—	—	180	—	1,335	367	1,882
Unamortized Balance of Goodwill	—	—	2,855	—	40,018	11,820	54,693

For the six months ended September 30, 2022
	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Amortization of Goodwill	—	—	180	—	1,335	374	1,889
Unamortized Balance of Goodwill	—	—	3,094	—	37,350	14,421	54,865

Information about Gain on Negative Goodwill Incurred by Reportable Segment

For the six months ended September 30, 2021

There is no applicable information.

For the six months ended September 30, 2022

There is no applicable information.

Per Share Information

1.	Net Assets per Share of Common Stock and its basis used for calculation

		As of March 31, 2022	As of September 30, 2022
Net Assets per Share of Common Stock	Yen	3,581.39	3,520.97
(The basis used for calculating Net Assets per Share of Common Stock)
Total Net Assets	Millions of yen	9,201,031	8,996,055
Deductions from Total Net Assets	Millions of yen	123,649	72,780
Stock Acquisition Rights	Millions of yen	94	5
Non-Controlling Interests	Millions of yen	123,555	72,774
Net Assets related to Common Stock at the end of the period/the fiscal year	Millions of yen	9,077,382	8,923,275
Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated, at the end of the period/the fiscal year	Thousands of shares	2,534,590	2,534,318

2.	Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the six months ended September 30, 2021	For the six months ended September 30, 2022
(1) Net Income per Share of Common Stock	Yen	152.12	131.77
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	385,657	333,964
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	385,657	333,964
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	2,535,113	2,534,305

(2) Diluted Net Income per Share of Common Stock	Yen	152.12	131.77
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	70	27
Stock Acquisition Rights	Thousands of shares	70	27
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		—	—

(Note)	In the calculation of Net Assets per share, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted from the total number of issued shares at the end of the period/the fiscal year. The number of such Treasury Stock shares deducted at the end of the previous fiscal year (March 31, 2022) was 3,079 thousand, and the number of such Treasury Stock shares deducted at the end of the period (September 30, 2022) was 3,241 thousand.

In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, such Treasury Stock shares are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the six months ended September 30, 2021 was 2,706 thousand, and the average number of such Treasury Stock shares deducted during the six months ended September 30, 2022 was 3,317 thousand.

II. Others

There is no applicable information.